Drinker Biddle & Reath, LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
215-988-2700

April 10, 2007

Kinetics Mutual Funds, Inc.
16 New Broadway
Sleepy Hollow, New York 10591

RE:            Kinetics Mutual Funds, Inc. - Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel to Kinetics Mutual Funds, Inc., a Maryland corporation (the “Company”), in connection with the registration by the Company of its shares of common stock, par value $.001 per share, under the Securities Act of 1933, as amended.

The Articles of Amendment and Restatement of the Company authorize the issuance of one billion (1,000,000,000) shares of common stock. The Board of Directors of the Company has the power to classify or reclassify any authorized shares of common stock into one or more series of shares and to divide and classify shares of any series into one or more classes of such series. Pursuant to such authority, the Board of Directors (i) has classified eighty million (80,000,000) of such authorized shares into a series (the “Series”), representing interests in a separate portfolio of investments (the “Fund”), and (ii) has classified the Series into one or more classes of shares, known as No Load Class shares, Advisor Class A shares, Advisor Class C shares and Institutional Class shares (the “Classes”). The Series and Classes are referred to herein as the “Shares”. The Board has previously authorized the issuance of Shares to the public. Currently, the Company is authorized to issue Shares of the Series and Classes as follows:

Fund	Authorized Shares
The Water Infrastructure Fund Series:
No Load Class	20,000,000
Advisor Class A	20,000,000
Advisor Class C	20,000,000
Institutional Class	20,000,000 80,000,000

Kinetics Mutual Funds, Inc.
April 10, 2007

We have reviewed the Company’s Articles of Amendment and Restatement as amended and supplemented through the date hereof (the “Articles”), its Amended and Restated Bylaws (the “Bylaws”), resolutions of its Board of Directors and shareholders, and such other legal and factual matters as we have deemed appropriate.

This opinion is based exclusively on the Maryland General Corporation Law and the federal law of the United States of America.

We have also assumed the following for this opinion:

1.              The Company is duly organized and validly existing under Maryland law.

2.              The Shares will be issued in accordance with the Company’s Articles and Bylaws and resolutions of the Company’s Board of Directors and shareholders relating to the creation, authorization and issuance of the Shares.

3.              The Shares will be issued against consideration therefor as described in the Company’s prospectuses relating thereto, and such consideration will be in each case at least equal to the applicable net asset value and the applicable par value.

4.              The number of outstanding Shares will not exceed the number of Shares authorized for the Series or any Class.

On the basis of the foregoing, it is our opinion that the Shares will be validly and legally issued, fully paid and non-assessable by the Company.

We hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 24 to the Company’s Registration Statement on Form N-1A.

Very truly yours,

/s/ Drinker Biddle & Reath LLP
DRINKER BIDDLE & REATH LLP